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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                                EMACHINES, INC.
                      (Name of Subject Company (Issuer))

                               EM Holdings, Inc.
                           Empire Acquisition Corp.
                                 Lap Shun Hui
                   (Name of 14d-1 and 13e-3 Filing Persons)

                                 Common Stock
                        (Title of Class of Securities)

                                  29076P 10 Z
                     (CUSIP Number of Class of Securities)

                              Lap Shun (John) Hui
                               7373 Hunt Avenue
                        Garden Grove, California 92841
                                (714) 890-8388

 (Name, address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:
                             Murray Markiles, Esq.
                   Akin, Gump, Strauss, Hauer & Feld L.L.P.
                      2029 Century Park East, Suite 2400
                         Los Angeles, California 90067
                                (310) 229-1000

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                           Calculation of Filing Fee
               Transaction valuation*    Amount of filing fee**
               ----------------------    ----------------------
                    $160,998,402                 $32,200
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* Estimated for purposes of filing fee only. Calculated as the sum of (a) $154,284,674, the product of $1.06, the per share tender offer price for all the outstanding shares of common stock of eMachines, Inc. (the "Common Shares"), and 145,551,579, the outstanding shares sought in the offer, and
   (b) $6,713,728 the cost to purchase the common stock issuable pursuant to the outstanding options.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50/th/ of one percent of the aggregate value of the cash offered by Empire Acquisition Corp. for such number of Common Shares and the shares issuable pursuant to the outstanding options.
[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid.. $32,200     Filing Parties EM Holdings, Inc.
                                                    Empire Acquisition Corp.
                                                    Lap Shun Hui
                                                    (14d-1 and 13e-3 filing parties)

Form or Registration No. Schedule TO Date Filed.... November 27, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.
   [_] issuer tender offer subject to Rule 13e-4.
   [X] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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   This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on November 27, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on November 29, 2001 and Amendment No. 2 filed with the SEC on December 5, 2001 (the "Schedule TO"), relating to the offer by Empire Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of EM Holdings, Inc. (the "Parent"), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock of eMachines, Inc. (the "Company"), a Delaware corporation, at a price of $1.06 per share of common stock, net to the seller in cash, without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO, as amended.

ALL ITEMS.

   The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all of the items of this Amendment No. 3, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on November 27, 2001, the Amendment No. 1 to Schedule TO we filed on November 29, 2001 and the Amendment No. 2 to Schedule TO we filed on December 5, 2001.

ITEM 11.

   Item 11 of Schedule TO is hereby amended and supplemented as follows:

   The section of the Offer to Purchase entitled "THE TENDER OFFER--Certain Legal Matters--Certain Litigation" is amended by adding the following paragraph at the end of the last paragraph:

      On December 14, 2001, a Temporary Restraining Order and Order Setting Hearing of Preliminary Injunction, (or the "TRO") was issued by the 172nd Judicial District Court of Jefferson County, Texas in the matter of David Packard, on behalf of himself and all others similarly situated, v. eMachines, Inc., (Case No. 165,336). The underlying case is a class action seeking recovery for alleged defects in the floppy disk controllers contained in certain of eMachines computers. The TRO contends that an intervenor-plaintiff and the purported class members would be injured upon the merger of eMachines into our parent because eMachines would be left with insufficient funds to satisfy the alleged warranty claims of the intervenor-plaintiff and members of the purported class. The TRO restrains eMachines (including its officers and directors) from consummating the merger with our parent and from using the assets of eMachines to pay or satisfy any debts or obligations of another person. The court set a hearing on the intervenor-plaintiff's request for a preliminary injunction for December 31, 2001 and required the intervenor-plaintiff to post a $5,000 bond. The temporary restraining order expires on December 28, 2001 at 5:00 p.m.

   The full text of the joint press release issued by Parent and the Company on December 14, 2001 announcing the issuance of the Temporary Restraining Order and Order Setting Hearing of Preliminary Injunction is filed as Exhibit (a)(9).

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase, dated November 27, 2001.*
(a)(2) Letter of Transmittal.*
(a)(3) Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
       Other Nominees.*
(a)(6) Text of Press Release issued by EM Holdings, Inc. on November 9, 2001.**
(a)(7) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001.***
(a)(8) Summary Advertisement published in the Wall Street Journal on November 27, 2001.*
(a)(9) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 14, 2001.
(b)(1) Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM Holdings,
       Inc., UBS AG, Stamford Branch and UBS Warburg LLC.*
(c)(1) Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston.*
(c)(2) Fairness Opinion, dated as of November 19, 2001, by Averil Capital Markets Group, Inc.*
(c)(3) Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18,
       2001.*
(d)(1) Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among EM
       Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.*
(d)(2) Buyer Option Agreement dated November 19, 2001, by and among EM Holdings, Inc., Empire
       Acquisitions Corp. and eMachines, Inc.***
(d)(3) Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and ideallab!
       Holdings, L.L.C.****
(d)(4) Confidentiality Agreement, dated November 12, 2001, by and among EM Holdings, Inc., eMachines,
       Inc. and Lap Shun (John) Hui.*
(f)    Section 262 of the Delaware General Corporation Law regarding appraisal rights.*
(g)    None.
(h)    None.

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*    Previously filed on Schedule TO with the SEC on November 27, 2001.
** Previously filed as Exhibit 99.1 of Schedule TO-C filed with the SEC on November 14, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui.
*** Previously filed on Schedule TO-C with the SEC on November 20, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui.
**** Previously filed as Exhibit 3 of Schedule 13D filed with the SEC on November 9, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2001                 EM HOLDINGS, INC.

                                             /s/ LAP SHUN HUI
                                          By: _________________________________
                                             Name: Lap Shun Hui
                                             Title:  President

Dated:  December 14, 2001                 EMPIRE ACQUISITION CORP.

                                             /s/ LAP SHUN HUI
                                          By: _________________________________
                                             Name: Lap Shun Hui
                                             Title:  President

Dated: December 14, 2001
                                             /s/ LAP SHUN HUI
                                          By: _________________________________
                                             Name: Lap Shun Hui

                                 EXHIBIT INDEX

Exhibit
Number                                            Description
------                                            -----------
(a)(1)  Offer to Purchase, dated November 27, 2001.*
(a)(2)  Letter of Transmittal.*
(a)(3)  Notice of Guaranteed Delivery.*
(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)  Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
        Other Nominees.*
(a)(6)  Text of Press Release issued by EM Holdings, Inc. on November 9, 2001.**
(a)(7)  Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001.***
(a)(8)  Summary Advertisement published in the Wall Street Journal on November 27, 2001.*
(a)(9)  Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on December 14, 2001.
(b)(1)  Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM
        Holdings, Inc., UBS AG, Stamford Branch and UBS Warburg LLC.*
(c)(1)  Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston.*
(c)(2)  Fairness Opinion, dated as of November 19, 2001, by Averil Capital Markets Group, Inc.*
(c)(3)  Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18,
        2001.*
(d)(1)  Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among
        EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.*
(d)(2)  Buyer Option Agreement dated November 19, 2001, by and among EM Holdings, Inc., Empire
        Acquisitions Corp. and eMachines, Inc.***
(d)(3)  Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and ideallab!
        Holdings, L.L.C.****
(d)(4)  Confidentiality Agreement, dated November 12, 2001, by and among EM Holdings, Inc., eMachines,
        Inc. and Lap Shun (John) Hui.*
(f)     Section 262 of the Delaware General Corporation Law regarding appraisal rights.*
(g)     None.
(h)     None.

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*   Previously filed on Schedule TO with the SEC on November 27, 2001.
** Previously filed as Exhibit 99.1 of Schedule TO-C filed with the SEC on November 14, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui.
*** Previously filed on Schedule TO-C with the SEC on November 20, 2001 by
    Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui. **** Previously filed as Exhibit 3 of Schedule 13D filed with the SEC on
     November 9, 2001 by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun (John) Hui.